

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 25, 2010

<u>Via US Mail and Facsimile: (301) 428-1635</u>

Grant A. Barber
Executive Vice President and Chief Financial Officer
Hughes Network Systems, LLC
11717 Exploration Lane
Germantown, MD 20876

> **Re: Hughes Network Systems, LLC
> Form 10-K for Fiscal Year Ended December 31, 2009
> Filed March 3, 2010
> File No. 333-138009**

Dear Mr. Barber:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

<u>Key Business Metrics, page 29</u>

<u>Market trends impacting our revenues, page 31</u>

1.   Please clarify what portions of your business are reflected in each row of your supplemental table on page 31 of churn rate, average revenue per unit, average monthly gross subscriber additions and subscribers. If the table sets forth aggregate information for more than one business group, please clarify whether the trends are different within the groups so that investors may have a better understanding of your business and results of operations.

2.   We note your disclosure on page 31 regarding differences in ARPU calculation among companies. In order to provide additional context for this cautionary statement, please disclose in future filings how you calculate ARPU.

<u>Results of Operations, page 34</u>

3.   In future filings, please provide additional insight into the material drivers behind subscriber growth in your Consumer group. Although you attribute this to increased consumer awareness on page 31, it is not clear how you are achieving this increased awareness which is leading to increased subscriber numbers. In addition, please describe what "value-added services" or other factors are causing the increase in your ARPU in that business.

<u>Liquidity and Capital Resources, page 41</u>

<u>Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 41</u>

4.   In future filings, please provide additional insight into the underlying reasons for material changes in your cash flows. For example, rather than simply attributing the significant increase in net cash provided by operations primarily to changes in your operating assets and liabilities, which changes are apparent from information in your financial statements, explain the reasons for those changes. Likewise, you should explain material increases in capital expenditures that are not explained elsewhere, such as the increased VSAT Capital expenditures in 2009.   Your disclosure should provide information so that investors can assess the likelihood past performance is indicate of future performance.

Future Liquidity Requirements, page 42

5.   We note your statement on page 44 regarding your belief that you have sufficient resources to meet your cash requirements in a variety of areas. In future filings, please provide a more detailed assessment of how you expect to meet your cash requirements in both the short-term and the long-term. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In connection with this analysis, it should be clear how long you expect your available resources to be sufficient to meet the identified requirements.   In addition, provide insight into the extent to which you expect cash flow from operations will be sufficient to fund these requirements, on the one hand, and the extent to which you believe you will need to use cash on hand and/or access your credit facility, on the other hand.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director